

Via U.S. Mail and Facsimile to
Mail Stop 4720

September 2, 2009

Ziqiang Guo
Chief Financial Officer
BioPharm Asia, Inc. formerly Domain Registration, Corp.
New Agriculture Development Park
Daquan Village, Tonghua County
Jilin Province, P.R. China 134115

Dear Mr. Guo:

Your most recent Form 10-K filed on April 15, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore") for the years ended December 31, 2008 and 2007. On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed July 2, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter, please disclose this fact in the Form 8-K.


Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, I can be reached at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant